United States Securities and Exchange Commission
Washington, D.C. 20549


FORM 11-K

(Mark One)

  X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended August 31, 1994


OR

       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from
__________________________ to __________________________

Commission file number 1-3789








A.   Full title of plan: Tax Benefit Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
        Southwestern Public Service Company
        Tyler at Sixth, Amarillo, Texas 79101


INDEPENDENT AUDITORS' REPORT
To the Administrative Committee
Southwestern Public Service Company
   Tax Benefit Plan and Trust:
We have audited the accompanying statement of net assets available for benefits of the Southwestern Public Service Company Tax Benefit Plan and Trust (the
Plan) as of August 31, 1994, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 1994 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 1994, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, Item 27a - Schedule of Assets Held for Investment Purposes as of August 31, 1994, and Item 27d - Schedule of Reportable Transactions for the year ended August 31, 1994, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1994 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Dallas, Texas
October 28, 1994






INDEPENDENT AUDITORS' REPORT




The Administrative Committee
Southwestern Public Service Company
    Tax Benefit Plan and Trust:

We have audited the accompanying statement of net assets available for benefits of the Southwestern Public Service Company Tax Benefit Plan and Trust (the
Plan) as of August 31, 1993, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1993 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 1993, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

/S/ KPMG Peat Marwick LLP

Amarillo, Texas
November 12, 1993






<CAPATION>

SOUTHWESTERN PUBLIC SERVICE COMPANY



TAX BENEFIT PLAN AND TRUST







STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



AUGUST 31, 1994 AND 1993











ASSETS
1994
1993


INVESTMENT IN SOUTHWESTERN PUBLIC SERVICE



   COMPANY COMMON STOCK, AT FAIR VALUE (COST OF



   $35,494,908 IN 1994 AND $31,179,477 IN 1993; 1,219,462



   SHARES IN 1994 AND 1,083,654 SHARES IN 1993)
  $    32,620,608
  $    33,186,904





RECEIVABLES:



   Employer's contribution
           205,437
           217,382

   Participants' contributions
           482,602
           495,677

   Accrued dividends
           670,704
           596,010





CASH (BANK OVERDRAFT)
             (105)
               346





NET ASSETS AVAILABLE FOR BENEFITS
  $    33,979,246
  $    34,496,319









See notes to financial statements.








SOUTHWESTERN PUBLIC SERVICE COMPANY



TAX BENEFIT PLAN AND TRUST







STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



YEARS ENDED AUGUST 31, 1994 AND 1993












1994
1993


ADDITIONS:



   Employer contributions
   $       205,437
   $       217,382

   Participant contributions
         3,215,576
         3,173,165

   Dividends
         2,548,004
         2,260,835





                 Total additions
         5,969,017
         5,651,382





DEDUCTIONS - Distributions to participants
         2,071,130
         1,163,403





EXCESS OF ADDITIONS OVER DEDUCTIONS
         3,897,887
         4,487,979





NET DEPRECIATION IN FAIR VALUE OF INVESTMENT



   IN SOUTHWESTERN PUBLIC SERVICE COMPANY



   COMMON STOCK
       (4,414,960)
       (2,153,774)





NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE



   FOR BENEFITS
         (517,073)
         2,334,205





NET ASSETS AVAILABLE FOR BENEFITS:



   Beginning of year
        34,496,319
        32,162,114





   End of year
  $    33,979,246
  $    34,496,319









See notes to financial statements.








SOUTHWESTERN PUBLIC SERVICE COMPANY
TAX BENEFIT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED AUGUST 31, 1994 AND 1993
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Southwestern Public Service Company Tax Benefit Plan and Trust (the Plan) have been prepared on the accrual basis of accounting.

Investment

The investment in Southwestern Public Service Company (Company or Employer) common stock is stated at fair value, based on the New York Stock Exchange published market quotations as of the last business day of the Plan's fiscal year. The change in the difference between fair value and the cost of investments, including realized gains or losses, is reflected in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments during the year.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

Trust Management

Boatmen's National Bank of Amarillo (the Trustee) manages the assets of the Plan under the terms of a trust agreement.

2.	DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information only. Participants should refer to the Plan Agreement for more complete information.

General

The Plan is a defined contribution plan established in 1985 to provide eligible employees with an opportunity to defer a portion of their pretax compensation and to encourage additional ownership of Company common stock. Benefits are based on employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by an Administrative Committee appointed by the Company's Board of Directors.

Contributions

The Plan was established to conform with the guidelines set forth in Internal Revenue Code (the Code) Section 401(k) and other laws and regulations relating to qualified plans. Employees are eligible for participation upon completion of one year of service.

The amount of the Company's annual contribution to the Plan is discretionary. However, the Employer's contribution for any year, including payment of related administrative and investment expenses paid by the Company, cannot exceed the amount of federal income tax benefit to the Company resulting from the deduction for cash dividends paid by the Company on shares of Company common stock owned by the Southwestern Public Service Company Employee Stock Ownership Plan (ESOP) and the additional tax benefit resulting from the Employer's contribution to the Plan and the ESOP.

The Company contributed to the Plan 25% of the maximum contribution described above, reduced by combined administrative and investment expenses of the Plan and the ESOP of approximately $162,000 and $123,000 in 1994 and 1993, respectively. The remaining 75% was contributed to the ESOP.

Contributions by employees are limited to 6% of base salary per pay period in addition to the amount which is received in dividends from the ESOP. Pursuant to the Code, an employee's before-tax voluntary contribution to his account may not exceed $9,240 for 1994 and $8,994 for 1993.

Annual additions to a participant's account may not exceed the lesser of 25% of the participant's compensation for the year or $30,000. This limitation applies to the total Employer contributions allocated to a participant for all defined contribution plans of the Employer.

Vesting

Employees are fully vested in their contributions and are fully vested in their pro rata share of the Employer's contributions.

Distributions

The Plan provides that, upon termination of employment for any reason, distributions of benefits to participants which are less than $3,500 are to be made within a reasonable time following termination, generally not to exceed 60 days following the close of the plan year in which such termination occurs. Distributions of benefits to participants which exceed $3,500 are generally made when the participant reaches age 65. However, terminated participants may provide a written request to the Administrative Committee to receive benefits at an earlier date. Distributions are made in full shares of Company common stock and cash for any partial shares.

Amounts due to terminated participants of the Plan as of August 31, 1994 and 1993, were approximately $2,206,000 and $1,855,000, respectively.

Allocations

Employer contributions are allocated in the proportion each participant's contribution to the Plan bears to the contributions of all participants. In allocating Employer contributions to individual participants' accounts, the amount of a participant's contribution that can be considered is limited to 6% of such participant's annual compensation.

Termination of the Plan

The Plan may be terminated at any time by the Employer. In the event of termination, the Plan's Administrative Committee shall direct the Trustee to distribute the assets remaining in the Plan to participants and beneficiaries in proportion to their respective account balances. The Employer has no intentions of terminating the Plan nor is aware of any occurrences that could result in the termination of the Plan.




Administrative and Investment Expenses

The Plan provides that administrative expenses may be paid by the Plan; however, administrative expenses and fees incurred in connection with the investment of funds for both the Plan and the ESOP have been paid by the Company in 1994 and 1993, and such amounts have reduced the amount of the Employer contribution to the Plan, as previously described. Included in that amount are reimbursements of certain personnel-related expenses incurred by the Company.

3.	FEDERAL INCOME TAXES

The Internal Revenue Service issued its latest determination letter dated January 29, 1990, which stated that the Plan is a qualified plan under Section 401(a) of the Code, and the Trust, which forms part of the qualified Plan, is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the latest determination letter. A determination letter request is currently pending with the Internal Revenue Service to cover these amendments made to the Plan as required by recent legislative changes. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

4.	PLAN AMENDMENTS

The Plan will be amended from time to time, as required, to comply with legal requirements upon the advice of the Plan's legal counsel. Other amendments may be necessary to ensure that the Plan is appropriate within the industry and community. The Plan adopted several amendments subsequent to year-end to conform with legal requirements.

5.	SUBSEQUENT EVENT

The Company is proposing to merge the Employee Stock Ownership Plan and Trust into the Tax Benefit Plan and Trust effective March 1, 1995. The proposed new plan will provide for two levels of discretionary Company contributions: one level, contemplated to equal approximately 25% of the tax savings generated by the cash dividends paid to participants, will be allocated among all eligible employees on the basis of their base compensation. The second level, contemplated to equal approximately 50% of the tax savings, will be allocated to employees on the basis of their salary deferrals. The remaining 25% of the tax savings will be available for other uses.

Employee salary deferral contributions will be increased to allow all participants to contribute from 1% to 15%, subject to legal limits. In addition, employees will also have the opportunity to elect to diversify 25% of future salary deferral and Company contributions into investments other than Company stock. The remaining 75% of salary deferrals and Company contributions will be invested in Company stock.




SOUTHWESTERN PUBLIC SERVICE COMPANY                                                                 SCHEDULE 1
TAX BENEFIT PLAN AND TRUST
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AUGUST 31, 1994


	                                                    Number of
Type of Investment and Issuer	                        Shares	          Cost	           Fair Value
Investment in Southwestern Public
   Service Company common stock*	                     1,219,462	       $35,494,908	    $32,620,608
*  Represents transaction with party-in-interest.


SOUTHWESTERN PUBLIC SERVICE COMPANY                                                                SCHEDULE 2
TAX BENEFIT PLAN AND TRUST


ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED AUGUST 31, 1994
                                                                                     Expenses incurred
Identity of party involved        Description of transaction     Purchase price      with transaction


Boatmen's First National          21 purchases of                $5,910,665          $6,141
   Bank of Amarillo               Southwestern Public
                                  Service Company common
                                  stock (204,637 shares)*


                                  Current value of asset         Net gain
Cost of asset                     on transaction date            (loss)
$5,916,806                        $5,910,665                       --

*  Represents transaction with party-in-interest.






SIGNATURES

	Pursuant to the requirements of the Securities Exchange Act of 1934, the Tax Benefit Plan and Trust Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



SOUTHWESTERN PUBLIC SERVICE COMPANY
TAX BENEFIT PLAN AND TRUST

/s/ Bill D. Helton

Chairman of the Board
and Chief Executive Officer
of Southwestern Public Service Company
Member of the Tax Benefit Plan and
Trust Administrative Committee





DATE: January 18, 1995